JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

05 August 2004

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SABMiller/ABI Announcement - Dated 21 July 2004 (- For Information Only)
Trading Statement - Dated 29 July 2004
Results of Polls - Dated 29 July 2004

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

FOR INFORMATION ONLY

SABMiller plc	**Amalgamated Beverage Industries**
Registered in England & Wales	Limited
Registration number 3528416	Registration number 1970/006820/06
Share code SAB	Incorporated in the Republic of South Africa
ISIN Number GB0004835483	Share code ABI
("SABMiller")	ISIN Number ZAE000000048
	("ABI")

Not for release, publication or distribution, in whole or in part, in, into or from the United States, Canada, Australia or Japan

The board of directors of ABI has been informed by SABMiller plc that SABMiller is currently investigating proposals which may lead to it making an offer to acquire all of the ABI shares that it does not already own for a cash consideration of approximately R78.00 per ABI share.

The board of directors of ABI has formed a separate independent sub-committee to ensure appropriate governance throughout any ensuing processes and to consider any possible offer that may be forthcoming from SABMiller. The board sub- committee is also in the process of appointing independent advisors to assist it in its tasks and to provide it with external advice as may be required in terms of the Securities Regulation Code and by the Rules of the Securities Regulation Panel.

Shareholders of ABI are therefore advised to exercise caution when dealing in their shares until further announcements are made.

Johannesburg
21 July 2004

Investment bank to SABMiller
Nedbank Capital

Sponsor to SABMiller and ABI
Cazenove

Attorneys to SABMiller
Werksmans Inc
Barkers Attorneys

Notes to editors:
ABI:
Amalgamated Beverage Industries Limited (ABI) is the leading soft drink business in the SABMiller plc group of companies. ABI remains one of the largest producers and trade marketers of The Coca-Cola Company brands in the southern Africa region. The company"s core skills lie in the manufacture, trade marketing, sales and distribution of a variety of the world"s leading soft drink brands, including carbonated soft drinks, sports and energy drinks,
bottled water and fruit juices.

The company was established in 1967 as a result of agreements between the Coca- Cola Export Corporation of the US, Cadbury Schweppes (SA) Ltd and South African Breweries Ltd. It became a public company in 1987 and listed on the Johannesburg Securities Exchange in 1989.

SABMiller plc:
SABMiller plc is one of the world"s largest brewers, with 2003/04 lager sales volumes in excess of 137 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations.

Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2004, the group generated US$1,391million pre-tax profit from a turnover of US$12,645 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement does not constitute an offer to sell or the solicitation of an offer to purchase or subscribe for any securities in any jurisdiction.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this announcement is released, published or distributed should inform themselves about, and observe, such restrictions.

This announcement contains statements about Amalgamated Beverages Industries Limited ("ABI"), SABMiller plc ("SABMiller") and members of the SABMiller group (together with SABMiller, the "SABMiller Group") that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Anystatements preceded or followed by or that include the words "targets","plans","believes", "expects", "aims", "intends", "will", "may", "anticipates" or similar expressions or the negative thereof are forward looking statements.

Forward looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, economic performance, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of ABI"s or the SABMiller Group"s operations; and (iii) the effects of government regulation on ABI"s or the SABMiller Group"s business.

These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. All subsequent oral or written forward looking statements attributable to ABI or any member of the SABMiller Group or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. ABI and the SABMiller Group expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

21 July 2004

SABMiller plc AGM Trading Statement

London and Johannesburg, 29 July 2004. At the Annual General Meeting of SABMiller plc (SABMiller) today, Graham Mackay, chief executive of SABMiller, commented on the group's overall performance for the three months ended 30 June 2004.

Mr Mackay said: "The group has achieved a good start to the financial year, with the performance for the first quarter to 30 June being in line with our expectations at the time of our preliminary results announcement in May of this year. All of our businesses have contributed towards a pleasing increase in adjusted earnings per share for this period when compared with the prior year.

"In North America, Miller's US domestic sales to retailers (STRs) increased by 2.8% over prior year, reflecting the continued growth of the Miller Lite brand which commenced late in the first half of the prior year. This growth was partially offset by reductions in other brands. Financial performance is in line with our expectations.

"Economic and competitive pressures continued to impact our Central America business and total beverage volumes were down by some 2%. However, selective price increases and restructuring benefits have contributed to improved profitability.

"Our European business has produced good results with organic lager growth of 3% across the division. Volume growth in Poland, Russia and Romania was offset by reductions elsewhere in Europe, largely as a result of poorer weather following the exceptionally hot weather in the prior year.

"The Africa & Asia business continues to perform well. Organic lager volume growth of 10% was primarily driven by improved trading conditions in China compared with the prior year which was impacted by the SARS epidemic. In Africa, our business continues to post volume growth in both lager and carbonated soft drinks.

"In South Africa, beer volumes have continued to grow. Beer gained further share of the total liquor market, and volumes were up by approximately 4% on the prior year. Good financial performance in local currency has been enhanced in US dollar terms by a stronger South African rand exchange rate."

Ends

SABMiller plc is one of the world's largest brewers, with 2003/04 lager volumes in excess of 137 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2004, the group generated US$1,391 million pre-tax profit from a turnover of US$12,645 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Vice President, Investor Relations	Tel: +44 20 7659 0174
Mat Dunn	Investor Relations Senior Manager	Tel: +44 20 7659 0194
Nigel Fairbrass	Head of Corporate Communications (Finance)	Tel: +44 7799 894265

This announcement is available on the company website. www.sabmiller.com

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

SABMILLER PLC

29 July 2004 **The board of SABMiller *plc announces the results of the polls taken on all resolutions* at the Annual General Meeting of the Company, held earlier today. All resolutions were approved by substantial majorities ranging from 93.20% to 100%.. Full details of the poll results are set out below and will also be available on the Company's website: www.sabmiller.com**

RESOLUTIONS.	VOTES FOR	% FOR*	VOTES AGAINST	% AGAINST	VOTES WITHHELD**
1. To receive the financial statements for the year ended 31 March 2004	767,765,781	98.60%	10,650,169	1.40%	6,982,367
2. To approve the Director's Remuneration Report 2004	748,295,341	97.50%	18,936,336	2.50%	18,166,640
3.To re-elect Mr. J M Kahn	768,043,138	99.20%	6,547,147	0.80%	10,808,032
4. To re-elect Mr. P J Manser	780,779,253	99.70%	2,107,013	0.30%	2,511,773
5. To re-elect Mr. M.Q. Morland	780,776,206	99.70%	2,109,738	0.30%	2,511,773
6. To re-elect Mr. M.I. Wyman	781,606,574	99.60%	3,192,515	0.40%	437,023
7. To confirm the final dividend of 22.5 US cents per share	785,217,635	100%	3,419	0.00%	15,558
8. To re-appoint PricewaterhouseCoopers LLP as auditors	765,010,218	99.00%	7,920,256	1.00%	12,469,144
9. To authorise the directors to determine the remuneration of the auditors	768,896,189	98.70%	9,965,104	1.30%	6,538,325
10. Authority to the directors to allot ordinary shares on conversion of convertible bonds due 2006.	782,946,409	99.70%	2,055,716	0.30%	445,073

11. To authorise the allotment of securities for cash up to a nominal amount	731,362,961	93.20%	53,282,450	6.80%	801,787
12 Disapplication of pre-emption rights	757,089,044	96.50%	27,508,646	3.50%	801,722
13 Renewal of authority to purchase own ordinary shares	784,945,543	100%	11,638	0.00%	442,437
14 To authorise the use of Treasury shares for employee share schemes	782,262,132	99.70%	2,692,309	0.30%	445,175
15. To approve the Contingent Purchase contract	784,873,159	100%	10,435	0.00%	515,524
16 To amend the articles of association of the Company in respect of treasury shares	785,295,340	100%	17,460	0.00%	86,818

*Votes 'FOR' include those votes giving the Chairman discretion
** The votes 'Withheld' are not counted towards the votes cast at the Annual General Meeting.

Full details of the resolutions were set out in the Notice of Annual General Meeting, dated 7 June 2004-
Resolutions1 to 11 were ordinary resolutions, requiring more than 50% of shareholders' votes to be for the resolutions.
Resolutions 12, 13, 15 and 16 were special resolutions, requiring at least 75% of shareholders' votes to be for the resolutions

Copies of all the resolutions passed, other than ordinary business, have been submitted to the UK Listing Authority ("UKLA) and will soon be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

A.O.C. Tonkinson, Group Secretary: Tel: 020 7659 0118